UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    Form 6-K

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                             Date: November 28, 2005

                        Commission File Number 001-12510

                                   ROYAL AHOLD
                 (Translation of registrant's name into English)

               Albert Heijnweg 1, 1507 EH Zaandam, The Netherlands
                     (Address of principal executive office)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                      Form 20-F  X           Form 40-F
                                ---                    ---

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                             Yes              No  X
                                 ---             ---

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________.

     On November 28, 2005, Koninklijke Ahold N.V. ("Royal Ahold" or the "Company") issued a press release announcing that the Company has reached an agreement with the lead plaintiffs to settle the securities class action entitled "In re Royal Ahold N.V. Securities & ERISA Litigation", which is pending before the United States District Court for the District of Maryland, located in Baltimore, Maryland, as well as an agreement to settle litigation with the Vereniging van Effectenbezitters (VEB) (Dutch Shareholders' Association). A copy of the press release is attached hereto as Exhibit 99.1.

     This Form 6-K shall be deemed to be incorporated by reference into the prospectuses forming a part of the Company's Registration Statements on Form F-3 and Form S-3 (No. 333-52934, No. 333-52934-01, No. 333-80245 and No.
333-80245-01) and the Company's Registration Statements on Form S-8 (No. 333-09774, No. 333-70636, No. 333-07214, No. 333-07212 and No. 033-41068) and to
be a part of such prospectuses from the date of the filing thereof.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

                                      KONINKLIJKE AHOLD N.V.

                                      /s/ P.N. Wakkie
                                      ------------------------------------------
Date: November 28, 2005               By: P.N. Wakkie
                                      Title: Executive Vice President and
                                             Chief Corporate Governance Counsel

                                  EXHIBIT INDEX

The following exhibit has been filed as part of this Form 6-K:

Exhibit   Description

99.1 Royal Ahold press release dated November 28, 2005, announcing that the Company has reached an agreement with the lead plaintiffs to settle the securities class action entitled "In re Royal Ahold N.V. Securities & ERISA Litigation", which is pending before the United States District Court for the District of Maryland, located in Baltimore, Maryland, as well as an agreement to settle litigation with the Vereniging van Effectenbezitters (VEB) (Dutch Shareholders' Association)

                                       4